400 Berwyn Park
899 Cassatt Road
Berwyn, PA 19312-1183
610.640.7800
Fax 610.640.7835
Robert D. Smith
direct dial: 610.640.7826
direct fax: 866.235.7809
smithrd@pepperlaw.com
July 10, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Attention:	Peggy Kim, Esq., Senior Staff Attorney Scott Anderegg, Esq., Staff Attorney Donna DiSilvio, Senior Staff Accountant Scott Stringer, Accountant

Re:	lululemon athletica inc. (f/k/a Lululemon Corp.) Verbal Comments to Amendment No. 4 to Registration Statement on Form S-1 Filed July 9, 2007 Commission File No. 333-142477
Ladies and Gentlemen:
     On behalf of lululemon athletica inc. (f/k/a Lululemon Corp.) (the “Company”), in connection with the Company’s Registration Statement No. 333-142477 on Form S-1 (the “Registration Statement”) for the proposed initial public offering of its common stock, we respectfully submit the following supplemental information in response to verbal comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made during a conference call on July 9, 2007 discussing the Company’s response to comment 4 in the Staff’s comment letter dated July 5, 2007. Page references contained in this letter are to the prospectus contained in Amendment No. 4 to the Registration Statement, which was filed on July 9, 2007.
     The Company supplementally advises the Staff that the following table provides information on a post-split basis for all stock options granted during the period beginning one-year preceding the Company’s balance sheet as of April 30, 2007 through the date hereof:

Securities and Exchange Commission
July 10, 2007

			LAI	Lulu US	Total	LAI	Lulu US	Total	LAI	Lulu US	Total
	Date of	# of Options	Exercise	Exercise	Exercise	Fair Value	Fair Value	Fair Value	Fair Value	Fair Value	Fair Value
	Grant	Granted	Price	Price	Price	Share Price	Share Price	Share Price	Option Price	Option Price	Option Price
Options with performance and/or market conditions
	7/3/2006	1,114,776	$0.50	$0.09	$0.58	$1.05	$0.18	$1.23	$0.78	$0.13	$0.91
Options with service conditions
	7/3/2006	1,784,117	$0.50	$0.09	$0.58	$1.05	$0.18	$1.23	$0.78	$0.13	$0.91
	12/6/2006	5,954	$0.50	$0.09	$0.58	$8.03	$0.47	$8.50	$7.67	$0.41	$8.09
	12/27/2006	1,308,880	$0.50	$0.09	$0.58	$8.03	$0.47	$8.50	$7.67	$0.41	$8.09
	1/3/2007	357,299	$0.50	$0.09	$0.58	$8.03	$0.47	$8.50	$7.67	$0.41	$8.09

									$4.11	$0.27	$4.38
     On a post-split basis, the weighted-average grant date fair value of the options with service conditions granted by LAI and Lulu US was $4.11 and $0.27.
     The Company further advises the Staff that the following table provides information on a pre-split basis for all stock options granted during the period beginning one-year preceding the Company’s balance sheet as of April 30, 2007 through the date hereof:

			LAI	Lulu US	Total	LAI	Lulu US	Total	LAI	Lulu US	Total
	Date of	# of Options	Exercise	Exercise	Exercise	Fair Value	Fair Value	Fair Value	Fair Value	Fair Value	Fair Value
	Grant	Granted	Price	Price	Price	Share Price	Share Price	Share Price	Option Price	Option Price	Option Price
Options with performance and/or market conditions
	7/3/2006	468,000	$1.18	$0.21	$1.39	$2.51	$0.42	$2.93	$1.85	$0.31	$2.16
Options with service conditions
	7/3/2006	749,000	$1.18	$0.21	$1.39	$2.51	$0.42	$2.93	$1.85	$0.31	$2.16
	12/6/2006	2,500	$1.18	$0.21	$1.39	$19.13	$1.12	$20.25	$18.28	$0.99	$19.27
	12/27/2006	549,500	$1.18	$0.21	$1.39	$19.13	$1.12	$20.25	$18.28	$0.99	$19.27
	1/3/2007	150,000	$1.18	$0.21	$1.39	$19.13	$1.12	$20.25	$18.28	$0.99	$19.27

									$9.80	$0.64	$10.44
     On a pre-split basis, the weighted-average grant date fair value of the options with service conditions granted by LAI and Lulu US was $9.80 and $0.64.
     The Company supplementally advises the Staff that it will revise the disclosure on page F-28 of the prospectus in its next amendment to the Registration Statement as follows:
     "The weighted-average grant date fair value of the options granted by LAI and Lulu US was $9.80 and $0.64, respectively."
     The previous disclosure of weighted-average grant date fair value of the options with service conditions granted by LAI and Lulu US was inadvertently presented in Canadian dollars.
     We thank you for your prompt attention to this letter responding to the Staff’s verbal comments and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7826 or to Barry M. Abelson at 215.981.4282.

Very truly yours,

/s/ Robert D. Smith

Robert D. Smith

cc:	Robert Meers John Currie Kevin Kennedy Tahir Ayub Barry M. Abelson